Exhibit 12.1

Computation of Earnings to Fixed Charges

	Fiscal Year Ended December 31,
	2013	2012	2011	2010
	(Dollars in thousands)
(Loss) income before income taxes	$(150,939)	$213,322	$255,780	$310,443

Fixed charges
Interest expense and amortization of debt issuance cost	138,782	—	—	—
Portion of rent estimated to represent interest factor	8,284	8,222	10,266	10,094

Total fixed charges	$147,066	$8,222	$10,266	$10,094

Income before income taxes plus fixed charges	$(3,873)	$221,544	$266,046	$320,537

Ratio of earnings to fixed charges (2)	NM (1)	27x	26x	32x

(1)	Due to the registrant’s loss in the year ended December 31, 2013, the ratio coverage was less than 1.1. The Company must generate additional earnings of $150,939 to achieve a coverage of 1:1.
(2)	The Company has omitted the ratio of earnings to fixed charges for the year ended December 31, 2009 from the data presented above due to a disproportionate and excessive level of time and expense involved in preparing this data. The 2009 financial information is maintained on an archived system and does not contain a sufficient level of detail to allow the Company to apply allocation methods consistent with the allocations of the most recent three year information presented. The omission of the ratio of earnings to fixed charges for 2009 does not have a material impact on the reader’s understanding of the Company’s financial results and condition and related trends.